ATCO
GROUP

Corporate Office


06014425

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

June 07, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2006
WASH, D.C.
152

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed June 07, 2006 for symbol CU.NV
- Corporation's Form 1, filed June 07, 2006 for symbol CU.X
- Corporation's Form 1, filed June 07, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed June 07, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed June 07, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed June 07, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed June 07, 2006 for symbol CU.PR.B

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

6/16

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	82,919,486	As at :	05/01/2006

Effect on Issued & Outstanding Securities

Stock Option Plan	52,500
Other Issuances and Cancellations	-239,000
Issued & Outstanding Closing Balance :	82,732,986

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,461,100**	As at :	05/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2006	N		52,500		
Totals		0	52,500	0	0

Stock Options Outstanding Closing Balance:	**1,408,600**	As at :	05/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2006	Conversion (General)	7,000
05/31/2006	Issuer Bid	-246,000
Totals		-239,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:23:19
Last Updated:	06/07/2006 11:18:42

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	44,016,284	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-7,000		
Issued & Outstanding Closing Balance :	44,009,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2006	Conversion (General)	-7,000
Totals		-7,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:25:17
Last Updated:	06/07/2006 11:24:28

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:27:37
Last Updated:	06/07/2006 11:27:30

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:28:23
Last Updated:	06/07/2006 11:28:15

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:29:12
Last Updated:	06/07/2006 11:29:05

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0.		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:29:51
Last Updated:	06/07/2006 11:29:42

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	06/07/2006 11:30:30
Last Updated:	06/07/2006 11:30:25